Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to Registration Statement (Form S-3 File No. 333-192237) and related Prospectus of Spirit Realty Capital, Inc. for the registration of shares of its common stock and preferred stock, debt securities, depositary shares, warrants, purchase contracts, rights and units and to the incorporation by reference therein of our report dated March 4, 2014, with respect to the consolidated financial statements and schedules of Spirit Realty Capital, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona
May 13, 2014